UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

Pansoft Company Limited

(Name of the Issuer)

Pansoft Company Limited

Timesway Group Limited

Genius Choice Capital Limited

Hugh Wang

Guoqiang Lin

(Names of Persons Filing Statement)

Ordinary Shares, par value $0.0059 per share

(Title of Class of Securities)

G6891 W101

(CUSIP Number)

Pansoft Company Limited	Timesway Group Limited	Genius Choice Capital Limited

Hugh Wang Qilu Software Park Building 3/F, High-Tech District, Jinan, People’s Republic of China	Guoqiang Lin Qilu Software Park Building 3/F, High-Tech District, Jinan, People’s Republic of China	Qilu Software Park Building 3/F, High-Tech District, Jinan, People’s Republic of China

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Morgan Lewis & Bockius LLP	Kaufman & Canoles, P.C.

Lucas Chang, Esq. Min Duan, Esq. Beijing Kerry Centre South Tower Suite 823, 8th Floor No. 1 Guang Hua Road Chaoyang District Beijing 100020, People’s Republic of China	Anthony W. Basch, Esq. Kaufman & Canoles, P.C. Two James Center, 14th Floor 1021 E. Cary St. Richmond, VA 23219

This statement is filed in connection with (check the appropriate box):

a	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b	☐	The filing of a registration statement under the Securities Act of 1933.

c	☐	A tender offer

d	☑	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☑

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee
Transactional Valuation*	Amount of Filing Fee**
$8,399,393	$962.57

*	Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of (a) the aggregate cash payment for the proposed per share cash payment of $4.15/per share for 2,012,738 outstanding ordinary shares of the issuer subject to the transaction, [plus (b) the product of 33,000 options to purchase ordinary shares multiplied by $1.41 per option (which is the difference between the per share merger consideration of $4.15 and the weighted average exercise price of $2.74 per share, ((a) to (b) together, the “Transaction Valuation”).

**	The amount of the filing fee was calculated by multiplying the Transaction Valuation by 0.00011460.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

INTRODUCTION

This Rule 13E-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) Pansoft Company Limited, a British Virgin Islands company (the “Company”), the issuer of the registered ordinary shares, par value $0.0059 per share (each, a “Share” and collectively, the “Shares”), that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) Timesway Group Limited, a British Virgin Islands company (“Parent”); (c) Genius Choice Capital Limited, a British Virgin Islands company and wholly owned subsidiary of Parent (“Merger Sub”); (d) Mr. Hugh Wang, chairman of the board of directors of the Company; and (e) Guoqiang Lin, chief executive officer of the Company.

On May 16, 2012, Parent, Merger Sub and the Company entered into an agreement and plan of merger providing for the merger of Merger Sub with and into the Company (the “Merger”), with the Company continuing as the surviving company after the Merger as a wholly owned subsidiary of Parent. Based on Parent’s ownership of Merger Sub, and Mr. Hugh Wang’s service as the sole director of Parent and Mr. Wang’s and Mr. Guoqiang Lin’s shared control of Parent, Mr. Wang and Mr. Lin (together, the “Continuing Parties”) may be deemed to have beneficial ownership of Parent and Merger Sub.

Under the terms of the Merger Agreement, at the effective time of the Merger, each outstanding Share will be cancelled in exchange for the right to receive $4.15 in cash without interest, excluding (a) Shares beneficially owned by any of the Filing Persons prior to the effective time of the Merger (the “Excluded Shares”), which will be cancelled for no consideration and (b) Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their appraisal rights under the BVI Business Companies Act, 2004, as amended (the “Dissenters Shares”), which will be cancelled for their appraised or other agreed value.

In addition, each outstanding, vested and unexercised option to purchase Shares under the Company’s 2008 Stock Incentive Plan (the “Company Option Plan”) will be cancelled and converted into the right to receive, as soon as reasonably practicable after the effective time of the Merger, a cash amount equal to the number of Shares underlying such option immediately prior to the effective time of the Merger multiplied by the amount by which $4.15 exceeds the exercise price per Share of such vested option. Each outstanding unvested option to purchase Shares under the Company Option Plan will be cancelled and converted into the right to receive, as soon as reasonably practicable after the effective time of the Merger, a restricted cash award in an amount equal to the number of Shares underlying such option multiplied by the amount by which $4.15 exceeds the exercise price per Share of such unvested option. Such restricted cash awards will be subject to the same vesting conditions applicable to the unvested options without giving effect to the Merger and any such restricted cash awards will not be transferable, provided that each restricted cash award shall automatically become fully vested immediately upon termination of its holder’s employment with the surviving company or its affiliate within twelve (12) months of the effective time of the Merger without cause, unless provided otherwise in the applicable agreement in respect of such restricted cash award. On the date that the unvested options would have become vested without giving effect to the Merger, such corresponding portion of the restricted cash award will be delivered to the holder of such restricted cash award, less any applicable withholding taxes.

The Merger remains subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including obtaining the requisite approval of the shareholders of the Company. The Merger Agreement must be approved by an affirmative vote of shareholders representing a majority of the Shares present and voting in person or by proxy as a single class at the extraordinary general meeting of shareholders of the Company convened to approve the Merger.

The Company will make available to its shareholders a proxy statement (the “Proxy Statement,” a copy of which is attached as Exhibit (a)(1) to this Transaction Statement), relating to the extraordinary general meeting of shareholders of the Company, at which the shareholders of the Company will consider and vote upon, among other proposals, a proposal to adopt the Merger Agreement and approve the transactions contemplated by the Merger

Agreement, including the Merger. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion. Capitalized terms used but not defined in this Transaction Statement shall have the meanings given to them in the Proxy Statement.

All information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person. No Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person.

The filing of this Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that the Company is “controlled” by any other Filing Person, or that any other Filing Person is an “affiliate” of the Company within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act.

Item 1	Summary of Term Sheet

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

Item 2	Subject Company Information

(a)	Name and Address. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

(b)	Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“The Extraordinary General Meeting—Record Date; Shares Entitled to Vote”

•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(c)	Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Market Price of the Company’s Shares, Dividends and Other Matters”

(d)	Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Market Price of the Company’s Shares, Dividends and Other Matters”

(e) Prior Public Offering. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Transactions in the Shares”

(e)	Prior Stock Purchase. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Transactions in the Shares”

Item 3	Identity and Background of Filing Person

(a)	Name and Address. Pansoft Company Limited is the subject company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Annex D—Directors and Executive Officers of Each Filing Person”

(b)	Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Annex D—Directors and Executive Officers of Each Filing Person”

(c)	Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Annex D—Directors and Executive Officers of Each Filing Person”

Item 4	Terms of the Transaction

(a)-(1) Material Terms. Not applicable.

(a)-(2) Material Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors”

•	“The Extraordinary General Meeting”

•	“The Merger Agreement”

•	“Material U.S. Federal Income Tax Consequences”

•	“Material PRC Income Tax Consequences”

•	“Material British Virgin Islands Tax Consequences”

•	“Annex A—Agreement and Plan of Merger”

(d)	Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Extraordinary General Meeting—Proposals to be Considered at the Extraordinary General Meeting”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger”

(e)	Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Appraisal Rights of Shareholders”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Dissenters’ Rights”

•	“ANNEX C—British Virgin Islands Business Companies Act, 2004, as amended – Section 179”

(f)	Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Provisions for Unaffiliated Security Holders”

g)	Eligibility of Listing or Trading. Not applicable.

Item 5	Past Contracts, Transactions, Negotiations and Agreements

(a)	Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Related Party Transactions”

•	“Transactions in the Shares”

(b)	Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•	“Special Factors—Purpose of and Reasons for the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger”

(c)	Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger”

(d)	Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Financing”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Special Factors—Voting by Parent at the Extraordinary General Meeting”

•	“The Merger Agreement”

•	“Transactions in the Shares”

•	“Annex A—Agreement and Plan of Merger”

Item 6	Purposes of the Transaction and Plans or Proposals

(b)         Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors—Purpose of and Reasons for the Merger”

•	“Special Factors—Effect of the Merger on the Company”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger”

(c)(1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Merger”

•	“Summary Term Sheet—Purposes and Effects of the Merger”

•	“Summary Term Sheet—Plans for the Company after the Merger”

•	“Summary Term Sheet—Financing of the Merger”

•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•	“Special Factors—Purpose of and Reasons for the Merger”

•	“Special Factors—Effect of the Merger on the Company”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Financing”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger”

Item 7	Purposes, Alternatives, Reasons and Effects

(a)	Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Purposes and Effects of the Merger”

•	“Summary Term Sheet—Plans for the Company after the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•	“Special Factors—Purpose of and Reasons for the Merger”

(b)	Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•	“Special Factors—Position of the Buyer Filing Persons as to the Fairness of the Merger”

•	“Special Factors—Purpose of and Reasons for the Merger”

•	“Special Factors—Effects on the Company if the Merger is not Completed”

(c)	Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Purposes and Effects of the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•	“Special Factors—Position of the Buyer Filing Persons as to the Fairness of the Merger”

•	“Special Factors—Purpose of and Reasons for the Merger”

•	“Special Factors—Effect of the Merger on the Company”

(d)	Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Purposes and Effects of the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•	“Special Factors—Effect of the Merger on the Company”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Effects on the Company if the Merger is not Completed”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Merger Agreement”

•	“Material U.S. Federal Income Tax Consequences”

•	“Material PRC Income Tax Consequences”

•	“Material British Virgin Islands Tax Consequences”

•	“Annex A—Agreement and Plan of Merger”

Item 8	Fairness of the Transaction

(a)-(b)    Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Recommendations of the Special Committee and the Board of Directors”

•	“Summary Term Sheet—Position of Buyer Filing Persons as to Fairness”

•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•	“Special Factors—Position of the Buyer Filing Persons as to the Fairness of the Merger”

•	“Special Factors—Opinion of the Special Committee’s Financial Advisor”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Annex B—Opinion of Duff & Phelps, LLC as Financial Advisor”

(c)         Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Shareholder Vote Required to Adopt the Merger Agreement”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“The Extraordinary General Meeting—Vote Required”

(d)         Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•	“Special Factors—Opinion of the Special Committee’s Financial Advisor”

(e)	Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Recommendations of the Special Committee and the Board of Directors”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

(f)	Other Offers. The information set forth in the Proxy Statement under the following captions isincorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

Item 9	Reports, Opinions, Appraisals and Negotiations

(a)	Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Opinion of the Special Committee’s Financial Advisor”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Opinion of the Special Committee’s Financial Advisor”

•	“Annex B—Opinion of Duff & Phelps as Financial Advisor”

(b)	Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Opinion of the Special Committee’s Financial Advisor”

•	“Annex B—Opinion of Duff & Phelps as Financial Advisor”

(c)	Availability of Documents. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Where You Can Find More Information”

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of the Shares or his, her or its representative who has been so designated in writing.

Item 10	Source and Amount of Funds or Other Consideration

(a)	Source of Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Financing”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger”

(b)	Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Financing”

(c)	Expenses. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Special Factors—Fees and Expenses”

(d)	Borrowed Funds.

Item 11	Interest in Securities of the Subject Company

(a)          Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(b)          Securities Transaction. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Transactions in the Shares”

Item 12	The Solicitation or Recommendation

(e)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors—Voting by Parent at the Extraordinary General Meeting”

•	“The Extraordinary General Meeting—Vote Required”

•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(e)         Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Recommendations of the Special Committee and the Board of Directors”

•	“Summary Term Sheet—Position of Buyer Filing Persons as to Fairness”

•	“Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•	“Special Factors—Position of the Buyer Filing Persons as to the Fairness of the Merger”

•	“The Extraordinary General Meeting—Our Board’s Recommendation”

Item 13	Financial Statements

(a)	Financial Information. The audited financial statements of the Company for the year ended June 30, 2011 are incorporated herein by reference to the Company’s Form 20-F for the year ended June 30, 2011, as amended, originally filed on December 30, 2012 (see page 62 and following pages).

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Financial Information”

•	“Where You Can Find More Information”

(b)	Pro Forma Information. Not applicable.

Item 14	Persons/Assets, Retained, Employed, Compensated or Used

(a)	Solicitation or Recommendations. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“The Extraordinary General Meeting—Solicitation of Proxies”

(b)	Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Annex D—Directors and Executive Officers of Each Filing Person”

Item 15	Additional Information

(c)	Other Material Information. The information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16	Exhibits

(a)-(1) Preliminary Proxy Statement of the Company dated _____________, 2012 (the “Proxy Statement”).

(a)-(2) Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(3) Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)-(4) Press Release issued by the Company, dated May 17, 2012, incorporated herein by reference to Exhibit 99.1 to the reports on Form 6-K furnished by the Company to the Securities and Exchange Commission on May 17 and May 24, 2012 respectively.

(c)-(1) Opinion of Duff & Phelps, LLC, dated May 11, 2012, incorporated herein by reference to Annex B of the Proxy Statement.

(c)-(2) Discussion Materials prepared by Duff & Phelps, LLC for discussion with the Special Committee of the Board of Directors of the Company, dated May 11, 2012.

(d)-(1) Agreement and Plan of Merger, dated as of May 16, 2012, by and among the Company, Parent and Merger Sub incorporated herein by reference to Annex A to the Proxy Statement.

(d)-(2) Banking Facility, dated as of June 12, 2012, by and between Parent and Citic Bank International.

=

(f)-(1) Dissenters’ Rights, incorporated herein by reference to the section entitled “ Dissenters’ Rights” in the Proxy Statement.

(f)-(2) Section 179 of the Business Companies Act, 2004 of the British Virgin Islands, as amended, incorporated herein by reference to Annex C to the Proxy Statement.

(g) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 5, 2012

Pansoft Company Limited

By:	/s/ Paul Gillis
Name: Paul Gillis
Title: Director

Timesway Group Limited

By:	/s/ Hugh Wang
Name: Hugh Wang
Title: Director

Genius Choice Capital Limited

By:	/s/ Hugh Wang
Name: Hugh Wang
Title: Director

Hugh Wang

By:	/s/Hugh Wang

Guoqiang Lin

By:	/s/ Guoqiang Lin

Exhibit Index

(a)-(1) Preliminary Proxy Statement of the Company dated _____________, 2012 (the “Proxy Statement”).

(a)-(2) Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(3) Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)-(4) Press Release issued by the Company, dated May 17, 2012, incorporated herein by reference to Exhibit 99.1 to the reports on Form 6-K furnished by the Company to the Securities and Exchange Commission on May 17 and May 24, 2012 respectively.

(c)-(1) Opinion of Duff & Phelps, LLC, dated May 11, 2012, incorporated herein by reference to Annex B of the Proxy Statement.

(c)-(2) Discussion Materials prepared by Duff & Phelps, LLC for discussion with the Special Committee of the board of directors of the Company, dated May 11, 2012.

(d)-(1) Agreement and Plan of Merger, dated as of May 16, 2012, by and among the Company, Parent and Merger Sub incorporated herein by reference to Annex A to the Proxy Statement.

(d)-(2) Banking Facility, dated as of June 12, 2012, by and between Parent and Citic Bank International.

(f)-(1) Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.

(f)-(2) Section 179 of the Business Companies Act, 2004 of the British Virgin Islands, as amended,incorporated herein by reference to Annex C to the Proxy Statement.

(g) Not applicable.

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